FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 28, 2006

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.
(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO publishes offering document for Banca Antonveneta / 25 February, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 27, 2006	By:	/s/ Tom de Swaan

		Name:	Tom de Swaan
		Title:	Member of the Managing Board

	By:	/s/ R. P. Bruens

		Name:	R. P. Bruens
		Title:	European Head of Investor Relations

Item 1

Press Release

Amsterdam/Milan, 25 February 2006

ABN AMRO publishes offering document for Banca Antonveneta

ABN AMRO announces that the offering document relating to its mandatory cash offer for Banca Antonveneta is available publicly from today.

The offering document is available in Italian for investors resident in Italy. It can be downloaded via ABN AMRO’s website www.abnamro.com/antonveneta.

A courtesy English translation will be available on request. Members of the press who would like a copy should send an e-mail request to pressrelations@nl.abnamro.com; investors should send an e-mail request to investorrelations@nl.abnamro.com.

As stated previously, the offering period starts on Monday 27 February 2006 and will end on 31 March 2006.

Press contacts:
+31 20 628 89 00

Investor relations:
+31 20 628 78 35

 Restrictions
This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares in Banca Antonveneta nor the fact of its distribution form the basis of, or be relied upon in connection with, any contract or investment decision in relation thereto. The mandatory public offer is launched exclusively in Italy. Tendering the shares to the offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions of a legal or regulatory nature. It is the exclusive responsibility of the addressees of the offer to comply with such rules and, therefore, prior to the subscription, they must ascertain their existence and enforceability, by enquiring with their advisers.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty